UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

Money4Gold Holdings, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

60936N102
(CUSIP Number)

Douglas Feirstein
200 E. Broward Blvd.
Suite 1200
Fort Lauderdale, FL 33301
(954) 915-1550

Daniel Brauser
200 E. Broward Blvd.
Suite 1200
Fort Lauderdale, FL 33301
(954) 915-1550

Hakan Koyuncu
200 E. Broward Blvd.
Suite 1200
Fort Lauderdale, FL 33301
(954) 915-1550

Todd Oretsky
547 N.E. 59th St.
Miami, FL 33137

With copies to:

Harris Cramer LLP
1555 Palm Beach Lakes Blvd., Suite 310
West Palm Beach, FL 33401
Attention: Michael D. Harris, Esq.
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 13, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

[1]
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Douglas Feirstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		26,442,725 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,442,725 (1)
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,655,033 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (2)
14	TYPE OF REPORTING PERSON*

IN

(1)	Includes 34,722 stock options exercisable within 60 days of the filing of this Schedule 13D/A.
(2)	Based upon 190,120,907 shares of common stock outstanding as of April 14, 2010.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Brauser
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		10,539,586 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,539,586 (1)
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,526,561 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.7% (2)
14	TYPE OF REPORTING PERSON

IN

(1)    Includes 572,917 stock options and 333,334 warrants held by Mr. Daniel Brauser.  All of these securities are exercisable within 60 days of the filing of this Schedule 13D/A.
(2)    Based upon 190,120,907 shares of common stock outstanding as of April 14, 2010.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Hakan Koyuncu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Turkey
	7	SOLE VOTING POWER

NUMBER OF		14,834,723 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		14,834,723 (1)
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

59,655,033 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.4% (2)
14	TYPE OF REPORTING PERSON

IN

(1)    Includes 34,722 stock options exercisable within 60 days of the filing of this Schedule 13D/A.
(2)    Based upon 190,120,907 shares of common stock outstanding as of April 14, 2010.

1	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Todd Oretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
	7	SOLE VOTING POWER

NUMBER OF		9,334,528 (1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,334,528 (1)
WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,175,866 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.6% (2)
14	TYPE OF REPORTING PERSON*

IN

(1)     The shares of common stock are held by Jack Oretsky Holdings, LLC, a limited liability company by which Mr. Oretsky is the sole manager.  Includes 555,556 stock options exercisable within 60 days of the filing of this Schedule 13D/A.
(2)     Based upon 190,120,907 shares of common stock outstanding as of April 14, 2010.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value of Money4Gold Holdings, Inc. (the “Company”). The principal address of the Company is 200 E. Broward Blvd., Suite 1200, Fort Lauderdale, Florida 33301.

Item 2.	Identity and Background

a.	Douglas Feirstein
b.	200 E. Broward Blvd., Suite 1200, Fort Lauderdale, Florida 33301.
c.	Chief Executive Officer of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

a.	Daniel Brauser
b.	200 E. Broward Blvd., Suite 1200, Fort Lauderdale, Florida 33301.
c.	Chief Financial Officer of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

a.	Hakan Koyuncu
b.	200 E. Broward Blvd., Suite 1200, Fort Lauderdale, Florida 33301.
c.	President of the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a Turkish citizen.

a.	Todd Oretsky
b.	547 N.E. 59th St., Miami, Florida 33137.
c.	Consultant for the Company
d.	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) within the last five years.
e.
The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws within the past five years.

f.	The Reporting Person is a United States citizen.

Item 3.	Source or Amount of Funds or Other Consideration.

In May 2009, the Company, MGE Enterprises Corporation (“MGE”) and MGE’s shareholders entered into a share exchange agreement (the “Share Exchange Agreement”).  Under the Share Exchange Agreement, Messrs. Oretsky and Feirstein, two principal shareholders of MGE, acquired 21,537,307 and 26,074,669 shares of the Company’s common stock, respectively.  Messrs. Brauser and Koyuncu acquired their shares as founders of the Company.  A Schedule 13D/A was filed to amend the initial Schedule 13D (the “Initial Schedule 13D”) filed on May 18, 2009 to disclose a sale of 2,000,000 shares owned by Jack Oretsky Holdings, LLC (the “Oretsky LLC”), which company is beneficially owned by Mr. Oretsky.  A Schedule 13D/A was filed to disclose a subsequent sale of 5,000,000 shares owned by the Oretsky LLC.

The Company closed a private placement transaction and sold a total of 5,758,335 shares at $0.20 per share.  This Schedule 13D/A is being filed to disclose that the Oretsky LLC sold an equal number of shares to one investor at $0.10 per share.  That investor simultaneously resold the 5,758,335 shares at $0.10 per share to the same investors who purchased 5,758,335 shares from the Company. Also, Mr. Feirstein invested $50,000 in this private placement and acquired 333,334 shares.

As originally reported in the Initial Schedule 13D, the Reporting Persons in this Schedule 13D/A entered into a stockholders agreement whereby the Reporting Persons agreed to vote together on certain matters (the “Stockholders Agreement”).  A waiver to the Stockholders Agreement was executed by Messrs. Brauser, Koyuncu and Feirstein permitting the Oretsky LLC sale to occur.  Each Reporting Person expressly disclaims any beneficial ownership in the common stock of the Company owned by the others, and the reporting of joint beneficial ownership shall not be deemed to be an admission that he beneficially owns the common stock owned by the other Reporting Persons.

Item 5.	Interest in Securities of the Issuer.

(a)  Douglas Feirstein owns 26,442,725 shares of the Company’s common stock.  This amounts to approximately 13.9% of the outstanding shares as of April 13, 2010. Daniel Brauser owns 10,539,586 shares of the Company’s common stock.  This amounts to approximately 5.5% of the outstanding shares as of April 13, 2010.  Hakan Koyuncu owns 14,834,723 shares of the Company’s common stock.  This amounts to approximately 7.8% of the outstanding shares as of April 13, 2010.  Todd Oretsky beneficially owns 9,334,528 shares of the Company’s common stock.  This amounts to approximately 4.9% of the outstanding shares as of April 13, 2010.  Mr. Oretsky’s shares are held by Jack Oretsky Holdings, LLC, of which Mr. Oretsky is the sole manager.

(b)  Each of the Reporting Persons has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition of all shares owned by the Reporting Person.

(c)  Except as described in this Schedule 13D, the Reporting Persons did not engage in any transactions in shares of the Company’s common stock during the past 60 days.

(d)  Not Applicable.

(e)  Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2010.

By:	/s/ Douglas Feirstein

/s/ Daniel Brauser

/s/ Hakan Koyuncu

/s/ Todd Oretsky

Attention.  Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).